United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Orphazyme A/S

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

687305102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687305102	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Orpha Pooling B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,145,627
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,145,627

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,627
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.1%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 687305102	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons LSP V Coöperatieve U.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,426,711
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,426,711

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,426,711
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 687305102	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons LSP V Management B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,426,711
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,426,711

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,426,711
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 687305102	Schedule 13G	Page 4 of 8

ITEM 1.	(a) Name of Issuer:

Orphazyme A/S (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Ole Maaløes Vej 3, DK-2200 Copenhagen N, Denmark.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Orpha Pooling B.V.;

LSP V Coöperatieve U.A. (“LSP V”); and

LSP V Management B.V.

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is c/o EQT Life Sciences, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the Netherlands.

(d)	Title of Class of Securities:

Ordinary shares with a nominal value of DKK 1 per share (“Ordinary Shares”).

(e)	CUSIP Number:

687305102

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. 687305102	Schedule 13G	Page 5 of 8

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2022, 35,312,241 Ordinary Shares outstanding as of May 31, 2022, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Orpha Pooling B.V.	2,145,627	6.1%	0	2,145,627	0	2,145,627
LSP V Coöperatieve U.A.	2,426,711	6.9%	0	2,426,711	0	2,426,711
LSP V Management B.V.	2,426,711	6.9%	0	2,426,711	0	2,426,711

Orpha Pooling B.V. is the record holder of 2,145,627 Ordinary Shares and LSP V is the record holder of 281,084 Ordinary Shares.

LSP V Management B.V. is the sole director of LSP V, which is the controlling shareholder of Orpha Pooling B.V. The managing directors of LSP V Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP V Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the Ordinary Shares held of record by LSP V and Orpha Pooling B.V., and LSP V may be deemed to beneficially own the Ordinary Shares held of record by Orpha Pooling B.V. Each of Mr. Kleijwegt, Mr. Kuijten and Mr. Rothe disclaims beneficial ownership of such shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 687305102	Schedule 13G	Page 6 of 8

ITEM 10.	Certification.

Not applicable.

CUSIP No. 687305102	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Orpha Pooling B.V.

By:	/s/ Martijn Kleijwegt
Name: LSP V Management B.V.
Title: Managing Director
Name: Martijn Kleijwegt
Title: Managing Director

By:	/s/ René Kuijten
Name: LSP V Management B.V.
Title: Managing Director
Name: René Kuijten
Title: Managing Director

LSP V Coöperatieve U.A.

By:	/s/ Martijn Kleijwegt
Name: LSP V Management B.V.
Title: Managing Director
Name: Martijn Kleijwegt
Title: Managing Director

By:	/s/ René Kuijten
Name: LSP V Management B.V.
Title: Managing Director
Name: René Kuijten
Title: Managing Director

LSP V Management B.V.

By:	/s/ Martijn Kleijwegt
Name: Martijn Kleijwegt
Title: Managing Director

By:	/s/ René Kuijten
Name: René Kuijten
Title: Managing Director

CUSIP No. 687305102	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed as Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 8, 2021).